Filed by B. Riley Principal 150 Merger Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: B. Riley Principal 150 Merger Corp.

Commission File No.: 001-40083

This filing relates to the proposed merger involving B. Riley Principal 150 Merger Corp. (“B. Riley”) with FaZe Clan Inc. (“FaZe Clan”), pursuant to the terms of that certain Merger Agreement, dated as of October 24, 2021.

The following fact sheet was provided to the certain media outlets that are unfamiliar with FaZe Clan on October 25, 2021.

Who We Are - Voice of Youth Culture

●	FaZe Clan is a digital-native lifestyle and media platform rooted in gaming and youth culture, known for its strong position at the epicenter of content, entertainment and gaming,

●	Created for and by Gen Z and millennials, FaZe Clan operates across multiple verticals with a massive content business, deep talent and influencer relationships, tier-one brand partnerships, as well as fashion and consumer products.

●	The digital content platform has transformed a largely hobbyist gaming and competitive esports industry into a cultural phenomenon.

Roots in Gaming but Not an Esports Company

●	FaZe Clan began with creating gaming highlights on YouTube in 2010. As audiences caught on to this new form of content and FaZe Clan developed a passionate fanbase, it later created an esports division to compete in professional gaming. While excellence in esports is a part of FaZe Clan, esports is only one piece of the content platform’s business.

●	Esports and gaming are distinctly different. Gaming is a form of entertainment, much like music, sports, television and film. Esports is a subset of gaming - it’s competitive play under the constraints of a league or governing body, similar to traditional sports. Gaming content, which is primarily videos on streaming platforms chronicles an all encompassing view of the world of, and lifestyle of gaming and gamers. FaZe Clan’s audience sees gaming as a key part of their culture.

By the Numbers

●	A combined social media reach of over 350 million, including both its owned and operated channels and its network of content creators and personalities, as of now, a 63% increase since 2019 (Twitter, Instagram, Youtube, TikTok and Twitch)

●	Surpassed 1 billion social media views in 2020

●	Approximately 80% of audience is 13-34 years old

●	$38 million in revenue in 2020 and projecting $50 million in 2021, an anticipated 32% increase

The Talent

●	FaZe Clan’s talent roster includes 85+ influential personalities of world-class gamers and content creators. Half of the talent are esports professionals across FaZe Clan’s 10 esports teams for Call of Duty (ATL FaZe), Fortnite, CS:GO, FIFA, FIFA Online 4, PUBG, PUBG Mobile, Rainbow Six Siege, Valorant, and Rocket League.

●	The other half of its talent roster includes content creators, streamers and lifestyle vloggers -- a mix of talent who go beyond the world of gaming with massive reach across platforms.

●	Talent roster includes, FaZe Banks, FaZe Apex, FaZe NICKMERCS, FaZe Swagg, FaZe Rug, NFL star Kyler “FaZe K1” Murray, Lebron “FaZe Bronny” James Jr, Lil Yachty aka “FaZe Boat” and Offset aka “FaZe Offset.”

The Content

●	Content distributed across FaZe’s multi-platform network spans a wide variety of entertainment: video blogs that take viewers on an adventure with FaZe talent; in-game clips and highlights that show FaZe members playing at their best (or worst or funniest); livestreams of highly competitive pro-am tournaments that often pair celebrities with top-tier gamers and a variety of lifestyle and branded content with sponsors such as McDonalds, Doritos and DC Comics.

●	FaZe Clan also plans to enter into long-form content, as it recently announced representation with UTA (United Talent Agency) to support the expansion into scripted and unscripted entertainment, podcasts, livestream and brand partnerships.

The Partnerships

●	FaZe Clan is at the forefront of meaningful partnerships for those trying to reach Gen Z and millennials. Partnership opportunities are creative and unique to each partner, from branded content, sponsorships, activations and product and fashion collaborations.

●	Latest partnerships include McDonalds, General Mills, Corona, Beats by Dre, Nissan, Champion, NFL, Takashi Murakami and more.

FaZe Clan Executive Leadership

Lee Trink, CEO | Amit Bajaj, CFO | Kai Henry, CSO | Tammy Brandt, CLO

Visit www.fazeclan.com and Follow FaZe Clan on Twitter, Instagram, YouTube, TikTok, Twitch

Important Information about the Proposed Business Combination and Where to Find It

In connection with the proposed Business Combination, B. Riley plans to file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which will include a preliminary proxy statement/prospectus relating to the proposed Business Combination (the “Proxy Statement/Prospectus”). After the Registration Statement is declared effective by the SEC, B. Riley will mail the definitive Proxy Statement/Prospectus to holders of B. Riley’s shares of common stock as of a record date to be established in connection with B. Riley’s solicitation of proxies for the vote by B. Riley stockholders with respect to the proposed Business Combination and other matters as described in the Proxy Statement/Prospectus. B. Riley stockholders and other interested persons are urged to read, when available, the preliminary Proxy Statement/Prospectus and the amendments thereto, the definitive Proxy Statement/Prospectus, and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about B. Riley, FaZe and the proposed Business Combination. Stockholders will be able to obtain copies of the Proxy Statement/Prospectus and other documents containing important information about B. Riley, FaZe and the proposed Business Combination filed with the SEC, without charge, once such documents are available on the website maintained by the SEC at http://www.sec.gov, or by directing a request to: B. Riley Principal 150 Merger Corp, 299 Park Avenue, 21st Floor, New York, New York 10171, Attention: Daniel Shribman, telephone: (212) 457-3300.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

B. Riley and FaZe and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of B. Riley’s stockholders in connection with the proposed Business Combination. Stockholders of B. Riley may obtain more detailed information regarding the names, affiliations and interests of B. Riley’s and FaZe’s directors and executive officers in B. Riley’s Form S-1 filed with the SEC relating to its initial public offering, which was declared effective on February 18, 2021 (“Form S-1”) and in the Proxy Statement/Prospectus when available. Information concerning the interests of B. Riley’s participants in the solicitation, which may, in some cases, be different than those of B. Riley’s stockholders generally, will be set forth in the Proxy Statement/Prospectus when it becomes available.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact included in this communication, regarding the proposed Business Combination, the ability of the parties to consummate the proposed Business Combination, the benefits and timing of the proposed Business Combination, as well as the combined company’s strategy, future operations and financial performance, estimated financial position, estimated revenues and losses, projections of market opportunity and market share, projected costs, prospects, plans and objectives of management are forward-looking statements. These forward-looking statements generally are identified by the words “budget,” “could,” “forecast,” “future,” “might,” “outlook,” “plan,” “possible,” “potential,” “predict,” “project,” “seem,” “seek,” “strive,” “would,” “should,” “may,” “believe,” “intend,” “expects,” “will,” “projected,” “continue,” “increase,” and/or similar expressions that concern B. Riley’s or FaZe’s strategy, plans or intentions, but the absence of these words does not mean that a statement is not forward-looking. Such statements are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on the management of B. Riley’s and FaZe’s belief or interpretation of information currently available.

These forward-looking statements are based on various assumptions, whether or not identified herein, and on the current expectations of B. Riley’s and FaZe’s management and are not predictions of actual performance. Because forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions, whether or not identified in this communication, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Many factors could cause actual results and condition (financial or otherwise) to differ materially from those indicated in the forward-looking statements, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the proposed Business Combination; (2) the outcome of any legal proceedings or other disputes that may be instituted against B. Riley, FaZe, the combined company or others; (3) the inability to complete the proposed Business Combination due to the failure to obtain approval of the stockholders of B. Riley, to satisfy the minimum cash condition following redemptions by B. Riley’s public stockholders, to obtain certain governmental and regulatory approvals or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the proposed Business Combination; (6) the risk that the proposed Business Combination disrupts current plans and operations of B. Riley or FaZe as a result of the announcement and consummation of the proposed Business Combination; (7) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management, key employees and talents; (8) costs related to the proposed Business Combination; (9) changes in applicable laws or regulations, including changes in domestic and foreign business, market, financial, political, and legal conditions; (10) the possibility that B. Riley, FaZe or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID 19 on B. Riley’s or FaZe’s business and/or the ability of the parties to complete the proposed Business Combination; (12) the inability to complete the PIPE investments in connection with the proposed Business Combination; and (13) other risks and uncertainties set forth in B. Riley’s Form S-1 and in subsequent filings with the SEC, including the Proxy Statement/Prospectus relating to the proposed Business Combination. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of B. Riley and FaZe. Forward-looking statements speak only as of the date they are made. While FaZe and B. Riley may elect to update these forward-looking statements at some point in the future, FaZe and B. Riley specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing FaZe’s and B. Riley’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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